UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39519

Vitru Limited

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis, State of
Santa Catarina, 88032-005, Brazil
+55 (47) 3281-9500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Vitru Announces New Independent Member of its Board of Directors

Vitru Limited (“Vitru”) today announced that Ms. Aline Sun has been appointed as an independent director of Vitru. Ms. Sun has over 25 years of experience in capital markets, including being the founder and chief executive officer of Guide Investimentos from 2013 to 2020. She was also a consultant at Pacífico Asset Management from 2011 to 2013, a superintendent in the asset management team at Itaú Unibanco from 2009 to 2011 and at Unibanco from 2004 to 2009, a senior product manager at Bank Boston from 2000 to 2004, a senior trader at Banco BBM in Rio de Janeiro and at BBM Securities in New York from 1996 to 1999, and a trader at Banco Icatu S.A. from 1993 to 1996. She has a bachelor’s degree in business administration from the Pontifícia Universidade Católica de São Paulo, a MBA in finance from the Universidade de São Paulo and a master’s degree in governance from Gonew.co.

A copy of Vitru’s press release is hereby furnished as Exhibit 99.1 hereto.

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this Report on Form 6-K. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this Report on Form 6-K because of new information, future events or other factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Ltd.

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial Officer

Date: October 12, 2021